K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

August 27, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:    Cambria ETF Trust
Cambria Global Income and Currency Strategies ETF, Cambria Shareholder Yield ETF, Cambria Foreign Shareholder Yield ETF, Cambria Emerging Shareholder Yield ETF, Cambria Global Momentum ETF, Cambria Global Value ETF, Cambria Sovereign High Yield Bond ETF, Cambria Value and Momentum ETF, and Cambria Global Asset Allocation ETF
File Nos. 333-180879; 811-22704
Post-Effective Amendment No. 18

Ladies and Gentlemen:

We have acted as counsel to Cambria ETF Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 18 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, as amended, we represent that, based on our review of the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP

K&L Gates LLP

cc:            Eric W. Richardson
Cambria Investment Management, L.P.